Mail Stop 3561



								July 12, 2005


Via U.S. Mail and Facsimile [(416) 594-6811]


Mr. David Hynes
President and CEO
Byron Global Corp.
2045 Lakeshore Blvd. W., Suite 3903
Toronto, Ontario M8V 2Z6
Canada


      Re:  	Byron Global Corp.
      	Form 20-F for the fiscal year ended December 31, 2004
      	Form 6-K for the quarter ended March 31, 2005
      	File No. 000-30194


Dear Mr. Hynes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your Form 20-F in response to these comments, while comments relating to your Form 6-K can be complied with in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 20-F (Fiscal year ended December 31, 2004)

Item 8.  Selected Financial Data, page 6

1. As part of your explanation of key items for each year, your
2002
explanation states that the company experienced a change in accounting procedures. As there is no mention of this change in the
MD&A section or in the financial statement notes, please tell us specifically what accounting procedures changes were implemented, and what effect, if any, this had on the financial statements, including whether these changes were applied retrospectively, or whether they impacted comparability between years. As appropriate, please revise your disclosures to include this explanation.

Item 19.  Financial Statements and Exhibits
Report of Independent Registered Public Accounting Firm, page 15

2. We note that the independent auditor`s report only refers to the
December 31, 2004 balance sheet and the related statements of operations, stockholders` equity and cash flows for the cumulative
three year period December 31, 2004.    In this regard, the scope
and
opinion paragraphs of the independent auditor`s report should be revised to specifically report on the December 31, 2003 balance sheet and each of the three years in the period ended December 31, 2004 as
well as the cumulative period from commencement to the development stage (January 1, 2002) to December 31, 2004. In addition, the audit report should refer to "stockholders` deficit", rather than
stockholders` equity.   Please revise accordingly.

3. We note your disclosure in note 1 to the financial statements, which states the uncertainty regarding the company`s ability to continue as a going concern, and the related risk factors. This disclosure appears to imply that substantial doubt exists as to the
registrant`s ability to continue as a going concern.   If true,
the
audit report should be revised to provide an explanatory paragraph (following the opinion paragraph) describing the uncertainty about the registrant`s ability to continue as a going concern for a reasonable period of time as prescribed in paragraph 13 of Statement of Auditing Standard No. 64 (i.e. Section 341 in the Codified
Standards).   However, if the substantial doubt has been
alleviated,
the notes should contain significant expanded disclosure of the mitigating factors, including management`s plans that alleviated and overcame the substantial doubt about the entity`s ability to continue as a going concern for a reasonable period of time in accordance with the guidance in paragraph 11 of the above auditing standard. Please revise accordingly.


Balance Sheet, page 16

4. Please revise your balance sheet to separately break-out all the
deficit accounts. In this regard, your balance sheet should separately reflect amounts for (i) Deficit Accumulated Prior to Development Stage; (ii) Deficit Accumulated during the Development
Stage; and (iii) Accumulated Other Comprehensive Income.   Refer
to
the guidance in paragraph 11(a) of SFAS 7 and paragraph 26 of SFAS
130, respectively.   Please revise accordingly.

Statements of Operations, page 17
5. Please provide a disclosure in the notes to the financial statements regarding the write off of the related company for $984,760.

Note 2 - Significant Accounting Policies, page 21

6. In view of the materiality of marketable securities relative to total assets, please significantly expand your accounting policy to specifically state how you evaluate and assess for impairment of securities, including when a decline (unrealized loss) in value is deemed "other than temporary" for which a write-down is reflected in earnings as a realized loss, as required by paragraph 16 of SFAS
115.
7. In addition, we note that the amount of the security for Ontex Resources Ltd ("Ontex") represents approximately 99% of the total value of marketable securities on your balance sheet. With respect to the value of the Ontex shares, it has declined approximately $133,000 and $67,000 in the fiscal year ended December 31, 2004 and
three months ended March 31, 2005.   Recently, these shares have
been
trading at approximately $.19 which provides an additional decline of
approximately $25,000.  We also note from Ontex`s most recent annual
(December 31, 2004) and interim financial statements (March 31,
2005)
that Ontex is a development stage enterprise with significant net losses, accumulated deficit and working capital deficiency. In light of their current position with no cash or equivalents, it also appears their ability to raise significant additional financing may be highly uncertain. Therefore, please tell us and revise the notes to disclose the reliable information you considered (both positive and negative) in reaching a conclusion that the decline in value of these securities does not represent an "other-than-temporary" impairment. See paragraph 7 of EITF 03-1 as well as Topic 5M of the
Staff Accounting Bulletins (SAB 59) for guidance. In the absence of positive supporting evidence that is contrary to the negative factors we cite above, you should consider an other-than-temporary write-down reflected in earnings as a realized loss. Please advise and revise accordingly.


Other

8. In accordance with paragraph 14 of SFAS 130, please disclose a total amount for comprehensive income for each of the three fiscal year periods in the statement of stockholders` deficit.

Form 6-K filed May 26, 2005 (March 31, 2005  Unaudited Financial
Statements)
9. In future filings, your statements of operations and cash flow should disclose a separate column for cumulative amounts from inception of development stage as required by paragraph 11(b)-(c) of
SFAS 7.   Please revise accordingly.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ms. Kristin Shifflett, Staff Accountant, at
(202) 551-3381, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.


Sincerely,



      Joseph Foti
							Senior Assistant Chief
Accountant

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Mr. David Hynes
Byron Global Corp.
July 12, 2005
Page 5